TSX: AUQ / NYSE: AUQ

September 9, 2013

Via EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Responses to Comments of the Staff of
the Securities and Exchange Commission to the Form 40-F for the
Year Ended December 31, 2012 of AuRico Gold Inc. (File No. 001-31739)

Dear Ms. Jenkins:

We refer to the comment letter of the Staff of the Securities and Exchange Commission, dated August 27, 2013, with respect to the Form 40-F for the year ended December 31, 2012 of AuRico Gold Inc. (the "Company"). The Company and its auditors, lawyers and other advisors are reviewing and considering the comments with a view to addressing the comments as soon as practicable. The Company has determined that additional time is required to properly consider and address the comments and respectfully requests an extension to September 24, 2013. It is our expectation that the Company will be in a position to furnish the Staff with a response letter by that date.

Please feel free to contact me at (647) 260-8880 if you have any questions or need additional information.

Yours very truly,

/s/ ROBERT CHAUSSE

Robert Chausse
Chief Financial Officer

cc:	Brian McAllister Nasreen Mohammed George Schuler
(Securities and Exchange Commission)

Trent Mell, Executive Vice President, Corporate Affairs (AuRico Gold Inc.)

Riccardo Leofanti Ryan Dzierniejko
(Skadden, Arps, Slate, Meagher & Flom LLP)